Filed by Ventoux CCM Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: E La Carte, Inc. (dba Presto)

Commission File No.: 001-39830

Employee FAQ

General Questions

What is being announced?

We are announcing that Presto will become a publicly traded company. We are doing so in partnership with Ventoux CCM Acquisition Corp., a publicly traded special purpose acquisition company listed on Nasdaq.

Why did we decide to do this?

This is an incredibly exciting time for Presto. It marks the end of our long road as a private company, and the beginning of a challenging yet potentially rewarding one as a public company.

Presto is at an inflection point given our recent Vision & Voice product launches, and at this time, we believe that being a public company will accelerate our go to market traction, enhance customer perception of our brand, add heft to our balance sheet, and give us the currency for M&A as an inorganic growth vector.

Of course, this also means that now more than ever, we must execute—for our shareholders, Board and ourselves. We must be laser focused on measuring performance and meeting or beating our public forecasts. Failing to do so, due to performance issues, poor internal controls or news leaks, could negatively impact our stock price and reputation. It is imperative that we begin our life as a public company with positive momentum.

Our expected timeline to closing and becoming a public company is as follows:

We expect to file our Form S-4 with the SEC in the coming weeks. This will be followed by a 2+ month review and comment period. Finally, following a SPAC shareholder review and vote, we expect to list on the NASDAQ by late Q1 of 2022. We will provide more information on each of these topics below.

SPAC Questions

What does the business combination announcement mean for Presto, and does it mean we are a public company now?

The announcement of the Business Combination Agreement signals our intent to go public. Today’s announcement does not yet make us a public company nor does it guarantee that we will move forward with the business combination – simply put, we have a signed definitive agreement to move forward with the process.

There still is work ahead for us: we must complete the SEC review process and secure shareholder approval for the transaction.

What is a SPAC?

A Special Purpose Acquisition Company (commonly referred to as a SPAC) is a shell corporation listed on a stock exchange with the purpose of acquiring a private company, thus making the private company public without going through the traditional initial public offering process.

How is a SPAC different from a traditional IPO filing?

An initial public offering permits a company to access significant funds to expand without taking on debt. In exchange for capital, the status of the company changes from privately-owned to shareholder-owned. In contrast to an IPO, a SPAC is essentially a shell company whose primary purpose is to raise investor capital to acquire an existing operating business (the target) and take it public. SPACs work in the reverse order of an IPO. Rather than a company selling shares to public investors, the SPAC goes public on the stock market by selling shares to investors. It then tries to acquire a company within a defined time window it’s allotted.

Why did we choose a SPAC?

We chose a SPAC because of the efficiency with which it allows a company to go public, the flexibility that this process provides companies in helping investors understand their business, and the proven effectiveness of the SPAC option. Presto considered various options to go public, and we believe this is the best path for us at this time.

What is a Form S-4 filing?

A Form S-4 is filed by a publicly traded company with the Securities and Exchange Commission (SEC). The Form S-4 is filed when securities are offered instead of cash in connection with an M&A transaction and discloses material information related to the merger or acquisition.

Is the Form S-4 filing a guarantee Presto will go public?

While the SEC review process for a SPAC is as thorough and rigorous as that of a traditional IPO, after the SEC has completed its review of a SPAC’s proxy or registration statement, there is generally a period (e.g., 20 days) during which SPAC shareholders decide whether to approve the transaction. Separately, investors must also decide whether they wish to participate in the combined company or redeem their shares in the SPAC.

In addition to fulfilling SEC requirements during the comments and Q&A period, the target’s management may have other reporting considerations related to its support of the transaction, such as assisting in the marketing of PIPE financing and securing additional funding for the transaction.

When do we expect the company to go public?

Today’s announcement is the first step in the process and we currently anticipate closing the transaction by late Q1 2022, but that timeline may change due to factors outside of Presto’s control.

What are the terms?

The business combination values Presto at approximately $1 billion at closing, based on current assumptions.

Employee Impact Questions

Will we see changes in how Presto operates?

We are sure to see much more governance and controls as a public company. Life as a public company is generally more restrictive in regards to processes and policies, with more rules and documentation in order to manage risk and areas needing compliance. We have provided some general “do’s and don’ts” below, and in the coming weeks, we will provide more detailed guidance, as well as a cadence of what we’re allowed to do or say, as there are strict reporting and investor disclosure requirements that we cannot afford to run afoul of. In general, we can also expect more automation and more focus & depth in our individual roles.

What does this mean for the initiatives we have underway?

This transaction does not change our focus now or in the future, and we remain committed focusing on and investing in building our products and serving our customers.

How prepared are we to be a public company?

We’ve been preparing for this for the past 6 months. The Accounting team has been working tirelessly on a 2-year PCAOB audit of our books, which is an extensive process. The SEC reviews the financial statements from this audit, so we are working meticulously on it. In our case, coming out of COVID, we’ve also had our fair share of “operational debt” and technical accounting matters to both clean up and get caught up on. Further, we’ve been hard at work in telling our story to public investors, and raising our PIPE, which builds confidence in our downstream SPAC shareholder vote and our public listing. This is akin to a long roadshow with subsequent investor diligence. Another major step is staffing in key areas for public readiness, and bolstering our systems and processes, hence our ERP upgrade. We feel that we are up for the challenge, and with everyone’s contribution, we are confident that we will be a successful public company.

Will we see changes in headcount/current staff levels?

Yes, we expect to hire additional staff in Finance, G&A and a few other areas to assist with new and more rigorous reporting and compliance requirements as well continuing to recruit for our current open requisitions.

Is there anything I need to do to prepare for the IPO?

Not immediately. If you are required to work on a project directly related to IPO readiness you will be notified directly.

How does this affect my Presto shares and options?

Nothing will happen until the transaction closes. Upon closing, your options, whether or not vested, will roll over and become stock options that are convertible into shares of the public company’s stock. Your exercise price and the number of shares under your option will be proportionately adjusted based on the same exchange ratio noted below. There is no impact on vesting – there will be no accelerated vesting when the transaction closes, and existing equity awards will remain on their current vesting schedules.

Presto shares will also be exchanged for shares of the public company’s stock. The number of shares you receive will be calculated using an exchange ratio to be determined at closing. The expected exchange ratio will be included in Ventoux’s Registration Statement on Form S-4 to be filed with the SEC but is subject to change. The exchange ratio is intended to allow you to retain the same economic value for your equity before and after the de-SPAC transaction.

This means, depending on the valuation, employees with equity or stock options will likely have the number of shares adjusted. In our case, Presto shareholders are estimated to get a step-up in share count in light of expected dilution from the Transaction. The goal is for stockholders and option holders to generally speaking retain a similar economic value before and after the de-SPAC transaction.

Will we see any blackout periods for options?

We will have a 12-month lock-up following the closing of the transaction prohibiting the sale of shares. This is true for all insiders; both employees and current Presto investors. After 6 months following the closing, the lock-up will expire as to 50% of your shares, and the remaining shares will be released form the lock-up following the 12-month anniversary of the closing.

Who can give me personal financial advice relating to my equity and this transaction?

Each employee’s situation is different; therefore, we encourage you to reach out to a personal financial advisor or accountant.

Communications and Social Media Questions

What should I tell our customers, partners, or vendors?

There is a plan to communicate this update to our customers and partners. If a known customer, partner, or vendor asks about the transaction, you can share the official press release https://presto.com/public-listing-merger/ and direct them to Presto’s investor page https://presto.com/investor-relations/

Can employees write their own social media posts relating to the transaction?

No. You should not write your own posts announcing the news.

What can I say about this transaction?

You can say only what Presto’s official public-facing channels (website, twitter, etc.) say. Information they share is public and can be re-shared. This applies to external communication on social media, for example, as well as to private communication with anyone outside of Presto.

If you would like to re-share social media that Presto publishes, you can add the following immaterial comments to reflect your own excitement. Do not deviate from these statements.

●	Some very exciting news for Presto today! [Retweet/share post]
●	So excited to be a part of this great company! [Retweet/share post]
●	Big news for Presto! [Retweet/share post]
●	Presto to become a publicly traded company! [Retweet/share post]

Are there things I can’t say?

In connection with the transaction, Ventoux, our SPAC partner, will be filing a Form S-4 with information about the transaction and our business, and we will continue to issue various public releases over the coming weeks. DO NOT editorialize or provide additional context for the information that is publicly disclosed in verbal conversation, emails and other online forums such as social media. If addressed with any question relating to the transaction or any public filings, DO NOT say any more than “I cannot comment on the business combination process or our company at this time. Please refer to Presto’s investor page.”

Please also follow the below guidelines:

●	Do not share any material non-public information.

●	It is very important that everyone refrain from making any comments about our financial performance, company metrics, the business combination, or future products or plans with anyone outside of the company.
●	The reason for this is because of laws that prevent one investor from having access to information about a company in the stock market that another investor does not have access to.
●	Sharing this sort of information or using it for trading purpose is a felony that can lead to serious jail time.
●	Do not share any privileged communications (e.g., internal communications, emails with customers, etc.)
●	Do not comment on stock price.
●	Do not talk about your own stock holdings of the company.
●	Do not comment about the state of the business.
●	It is critical that details around our company performance are kept confidential.
●	Do not make forward-looking comments or predictions or share our future plans.
●	Do not comment about our competition.
●	Do not share any confidential customer information.

What do I do if I am approached by a member of the media or outside party, including industry analysts or investors?

You should direct all media inquiries to media@presto.com Please do not respond or engage with any media regarding this announcement.

These communications guidelines are extremely important, and we ask for everyone’s help in protecting our information.

Guidance on Trading

Can I buy stock in Ventoux while we are waiting to complete the merger and become public?

As employees of Presto, you may have material non-public information with respect to Presto. Due to securities law requirements, you and your family members should not buy shares of Ventoux (either directly or through someone on your behalf) while the transaction is pending. Trading on the basis of material non-public information is called “insider trading,” which is illegal, and you could go to jail. Insider trading could also subject you to regulatory scrutiny, criminal prosecution and/or monetary penalties and could jeopardize the transaction. Therefore, we urge you and your family members to refrain from trading in the securities of Ventoux CCM Acquisition Corp.

Further Questions

How will we get more information about the progress of the transaction and who should I speak to if I have more questions?

The executive team will be sharing transaction updates and milestones periodically at our employee meetings.

Additional Information and Where to Find It

In connection with the proposed business combination involving Ventoux and Presto, Ventoux intends to file a registration statement, which will include a preliminary proxy statement/prospectus, with the SEC. The proxy statement/prospectus will be sent to stockholders of Ventoux. This press release is not a substitute for the proxy statement/prospectus. INVESTORS AND SECURITY HOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT HAVE BEEN FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PRESTO, VENTOUX, THE PROPOSED BUSINESS COMBINATION AND RELATED MATTERS. The documents filed or that will be filed with the SEC relating to the proposed business combination (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from Ventoux upon written request at Ventoux CCM Acquisition Corp., 1 East Putnam Avenue, Floor 4, Greenwich, CT 06830.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and shall not constitute a proxy statement or the solicitation of a proxy, consent or authorization with respect to any securities in respect of the proposed business combination and shall not constitute an offer to sell or the solicitation of an offer to buy or subscribe for any securities or a solicitation of any vote of approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Participants in Solicitation

This communication is not a solicitation of a proxy from any investor or security holder. However, Ventoux, Presto, and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed business combination under the rules of the SEC. Information about Ventoux’s directors and executive officers and their ownership of Ventoux’s securities is set forth in filings with the SEC, including Ventoux’s annual report on Form 10-K filed with the SEC on March 30, 2021 and amended on June 22, 2021. To the extent that holdings of Ventoux’s securities have changed since the amounts included in Ventoux’s most recent annual report, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the participants will also be included in the proxy statement/prospectus, when it becomes available. When available, these documents can be obtained free of charge from the sources indicated above.

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about future financial and operating results, our plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “outlook” or words of similar meaning. These forward-looking statements include, but are not limited to, statements regarding Presto’s industry and market sizes, future opportunities for Ventoux, Presto and the combined company, Ventoux’s and Presto’s estimated future results and the proposed business combination, including the implied pro forma equity value, the expected transaction and ownership structure and the likelihood and ability of the parties to successfully consummate the proposed business combination. Such forward-looking statements are based upon the current beliefs and expectations of our management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond our control. Actual results and the timing of events may differ materially from the results anticipated in these forward-looking statements.

In addition to factors previously disclosed or that will be disclosed in Ventoux’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results and the timing of events to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement or could otherwise cause the transactions contemplated therein to fail to close; (2) the outcome of any legal proceedings that may be instituted against Ventoux, Presto, the Company or others following the announcement of the proposed business combination and any definitive agreements with respect thereto; (3) the inability to complete the proposed business combination due to the failure to obtain approval of the stockholders of Ventoux or Presto; (4) the inability of Presto to satisfy other conditions to closing; (5) changes to the proposed structure of the proposed business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the proposed business combination; (6) the ability to meet stock exchange listing standards in connection with and following the consummation of the proposed business combination; (7) the risk that the proposed business combination disrupts current plans and operations of Presto as a result of the announcement and consummation of the proposed business combination; (8) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the Company to grow and manage growth profitably, grow its customer base, maintain relationships with customers and suppliers and retain its management and key employees; (9) the impact of the COVID-19 pandemic on the business of Presto and the Company (including the effects of the ongoing global supply chain shortage); (10) Presto’s limited operating history and history of net losses; (11) Presto’s customer concentration and reliance on a limited number of key technology providers and payment processors facilitating payments to and by Presto’s customers; (12) costs related to proposed business combination; (13) changes in applicable laws or regulations; (14) the possibility that Presto or the Company may be adversely affected by other economic, business, regulatory, and/or competitive factors; (15) Presto’s estimates of expenses and profitability; (16) the evolution of the markets in which Presto competes; (17) the ability of Presto to implement its strategic initiatives and continue to innovate its existing products; (18) the ability of Presto to adhere to legal requirements with respect to the protection of personal data and privacy laws; (19) cybersecurity risks, data loss and other breaches of Presto’s network security and the disclosure of personal information; and (20) the risk of regulatory lawsuits or proceedings relating to Presto’s products or services.

Actual results, performance or achievements may differ materially, and potentially adversely, from any projections and forward-looking statements and the assumptions on which those forward-looking statements are based. There can be no assurance that the data contained herein is reflective of future performance to any degree. You are cautioned not to place undue reliance on forward-looking statements as a predictor of future performance as projected financial information and other information are based on estimates and assumptions that are inherently subject to various significant risks, uncertainties and other factors, many of which are beyond our control. All information set forth herein speaks only as of the date hereof in the case of information about Ventoux and Presto or the date of such information in the case of information from persons other than Ventoux and Presto, and we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication. Forecasts and estimates regarding Presto’s industry and end markets are based on sources we believe to be reliable, however there can be no assurance these forecasts and estimates will prove accurate in whole or in part. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.